UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MVB Financial Corp.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

553810102

(CUSIP Number)

December 28, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 553810102

1	Names of Reporting Persons Cline Trust Company LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 625,000
	6	Shared Voting Power
	7	Sole Dispositive Power 625,000
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 625,000 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.6% (2)
12	Type of Reporting Person (See Instructions) 00

(1)	Represents shares of Common Stock (as defined herein) of the Issuer (as defined herein) currently exercisable under Convertible Subordinated Promissory Notes due 2024 (“Notes”).
(2)	Calculated based on the sum of (i) 10,444,623 shares of Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of November 1, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 and (ii) 625,000 shares of Common Stock issuable upon the exercise of the Notes held by Cline Trust Company LLC.

SCHEDULE 13G

CUSIP No. 553810102

1	Names of Reporting Persons Donald R. Holcomb
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 625,000
	7	Sole Dispositive Power
	8	Shared Dispositive Power 625,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 625,000 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.6% (2)
12	Type of Reporting Person (See Instructions) IN

(1)	Represents shares of Common Stock (as defined herein) of the Issuer (as defined herein) currently exercisable under Convertible Subordinated Promissory Notes due 2024 (“Notes”).
(2)	Calculated based on the sum of (i) 10,444,623 shares of Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of November 1, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 and (ii) 625,000 shares of Common Stock issuable upon the exercise of the Notes held by Cline Trust Company LLC.

SCHEDULE 13G

CUSIP No. 553810102

1	Names of Reporting Persons Timothy Elliott
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 625,000
	7	Sole Dispositive Power
	8	Shared Dispositive Power 625,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 625,000 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.6% (2)
12	Type of Reporting Person (See Instructions) IN

(1)	Represents shares of Common Stock (as defined herein) of the Issuer (as defined herein) currently exercisable under Convertible Subordinated Promissory Notes due 2024 (“Notes”).
(2)	Calculated based on the sum of (i) 10,444,623 shares of Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of November 1, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 and (ii) 625,000 shares of Common Stock issuable upon the exercise of the Notes held by Cline Trust Company LLC.

SCHEDULE 13G

CUSIP No. 553810102

1	Names of Reporting Persons Lesslie Ray
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 625,000
	7	Sole Dispositive Power
	8	Shared Dispositive Power 625,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 625,000 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.6% (2)
12	Type of Reporting Person (See Instructions) IN

(1)	Represents shares of Common Stock (as defined herein) of the Issuer (as defined herein) currently exercisable under Convertible Subordinated Promissory Notes due 2024 (“Notes”).
(2)	Calculated based on the sum of (i) 10,444,623 shares of Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of November 1, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 and (ii) 625,000 shares of Common Stock issuable upon the exercise of the Notes held by Cline Trust Company LLC.

Item 1.

(a)	Name of Issuer: MVB Financial Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: MVB Financial Corp., 301 Virginia Avenue, Fairmont, West Virginia 26554-2777

Item 2.

(a)	Name of Person Filing:

i.	Cline Trust Company LLC

ii.	Donald R. Holcomb

iii.	Timothy Elliott

iv.	Lesslie Ray

(b)	Address of Principal Business Office or, if None, Residence: Cline Trust Company LLC, 3801 PGA Blvd, Suite 901, Palm Beach Gardens, FL 33410

(c)	Citizenship: See Item 4 of the attached cover pages

(d)	Title and Class of Securities: Common Stock, par value $1.00 per share (“Common Stock”)

(e)	CUSIP No.: 553810102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE

Item 4.	Ownership

(a)	Amount Beneficially Owned: 625,000 shares of Common Stock

(b)	Percent of Class: 5.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See items 5-9 of attached cover pages

(ii)	Shared power to vote or to direct the vote: See items 5-9 of attached cover pages

(iii)	Sole power to dispose or to direct the disposition of: See items 5-9 of attached cover pages

(iv)	Shared power to dispose or to direct the disposition of: See items 5-9 of attached cover pages

Cline Trust Company LLC owns Convertible Subordinated Promissory Notes due 2024 currently exercisable to purchase 625,000 shares of Common Stock.

Donald R. Holcomb, Timothy Elliott and Lesslie Ray (together with Cline Trust Company LLC, the “Reporting Persons”) are managers of Client Trust Company LLC and may be deemed to share beneficial ownership of the shares of Common Stock which Cline Trust Company LLC may own. This statement on Schedule 13G shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of the securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8.	Identification and classification of members of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2018

CLINE TRUST COMPANY LLC

By:	/s/ Donald R. Holcomb
Donald R. Holcomb, Manager

DONALD R. HOLCOMB

By:	/s/ Donald R. Holcomb
Donald R. Holcomb

TIMOTHY ELLIOTT

By:	/s/ Timothy Elliott
Timothy Elliott

LESSLIE RAY

By:	/s/ Lesslie Ray
Lesslie Ray

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).